UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                       GEMSTAR INTERNATIONAL GROUP LIMITED
                                (Name of Issuer)


                    Ordinary Shares, par value $.01 per share
                         (Title or Class of Securities)


                                   G-3788-V106
                                 (CUSIP Number)


                                 Philippe Andrau
                            THOMSON multimedia S.A.
                               46 Quai A. LeGallo
                                 92100 Boulogne

                                     FRANCE
                                  331-4126-5174

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 3, 1999
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No.  G-3788-V106

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  THOMSON multimedia S.A.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)      |_|
                  (b)      |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.    SOLE VOTING POWER.................................None
         8.    SHARED VOTING POWER.........................12,307,464
         9.    SOLE DISPOSITIVE POWER............................None
         10.   SHARED DISPOSITIVE POWER....................12,307,464

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,307,464

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  6.1%

14.      TYPE OF REPORTING PERSON
                  CO

CUSIP No.  G-3788-V106

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Thomson S.A.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)      |_|
                  (b)      |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.    SOLE VOTING POWER.................................None
         8.    SHARED VOTING POWER.........................12,307,464
         9.    SOLE DISPOSITIVE POWER............................None
         10.   SHARED DISPOSITIVE POWER....................12,307,464

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,307,464

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  6.1%

14.      TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

         The following information updates and revises the material contained in the original Schedule 13D report, filed April 23, 1998 (the "Original 13D") by THOMSON multimedia S.A., a French societe anonyme (the "Company"), relating to the voting Ordinary Shares, par value $.01 per share (the "Ordinary Shares"), of Gemstar International Group Limited, a British Virgin Islands corporation ("Gemstar").

         Item 1.  Security and Issuer.

         This Schedule 13D relates to the Ordinary Shares of Gemstar, with principal executive offices located at 135 North Los Robles Avenue, Suite 800, Pasadena, California 91101.

         Item 2.  Identity and Background.

         This Schedule 13D is being filed jointly by the Company and Thomson S.A., a French societe anonyme. The Company's principal business involves the manufacture and distribution of consumer electronics products. The Company is organized under the laws of France and has its principal executive offices at 46 Quai A. Le Gallo, 92100 Boulogne, France. The Company is a wholly-owned subsidiary of Thomson S.A.

         Thomson  S.A.'s  principal   executive  offices  are  at  173 Boulevard
Haussmann 75008 Paris, France. Thomson S.A. principally acts as a holding company for the French government. All of the outstanding shares of Thomson S.A. are owned by the French government.

         Schedules A, B, C and D respectively, attached hereto and incorporated herein by reference, set forth the name, business address, present principal occupation or employment of the executive officers and directors of the Company and Thomson S.A. and the name, principal business and address of any company or organization in which such employment is carried on, and the citizenship of each director, executive officer and controlling person of the Company and Thomson S.A.

         During the last five years, none of the Company, Thomson S.A. or any of the persons named on the attached Schedules A, B, C or D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration.

         2,020,666 Ordinary Shares were acquired by the Company as a result of the merger of Starsight Telecast, Inc. ("Starsight"), in which the Company held shares, with a subsidiary of Gemstar on May 8, 1997 (the "Merger"). At the time of the Merger, the Company also held two warrants to purchase Starsight shares which were converted into warrants to purchase Ordinary Shares as a result of the Merger. Each warrant entitled the Company to purchase an additional 606,200 Ordinary Shares, the first at a purchase price of $12.30 per share and the second at a purchase price of $16.50 per share.

         On February 12, 1998, the Company purchased 600,000 Ordinary Shares from Viacom International Inc. ("Viacom") at an aggregate price of $19,200,000 (equal to $32.00 per Ordinary Share) pursuant to a Letter Agreement dated February 7, 1998, between the Company and Viacom (the "Letter Agreement"). The purchase was consummated using the Company's general corporate funds.

Item 4.  Purposes of Transaction.

         The shares reported were acquired in connection with the Merger and the transaction described in Item 3 and are held for investment purposes.

         On October 4, 1999, Gemstar, TV Guide, Inc., a Delaware corporation ("TV Guide") , and G Acquisition Subsidiary Corp., a Delaware corporation ("Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which upon consummation of the transactions contemplated therein, TV Guide will become a wholly owned subsidiary of Gemstar. Concurrently with the execution of the Merger Agreement, the Company entered into an agreement (the "Voting Agreement") pursuant to which the Company agreed to vote its shares in favor of the transactions contemplated by the Merger Agreement (including the issuance of Gemstar's Ordinary Shares in connection with the Merger and the redomestication of Gemstar from the British Virgin Islands to the State of Delaware) and against any inconsistent proposals or transactions. In addition, the Company granted an irrevocable proxy to certain officers of TV Guide and appointed such officers as its attorney-in-fact to vote all the shares beneficially owned by the Company in accordance with the provisions of the Voting Agreement. The Voting Agreement is attached hereto as Exhibit 99.1.

         Although the Company may, from time to time, purchase and sell Ordinary Shares in public or private transactions, other than as described above and as contemplated by the Voting Agreement, neither the Company or Thomson S.A. has present plans or proposals which may relate to or would result in (a) the acquisition or disposition of additional securities of Gemstar; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Gemstar or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Gemstar or any of its subsidiaries;
(d) any change in the present Board of Directors or management of Gemstar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Gemstar; (f) any other material change in Gemstar's business or corporate structure; (g) changes in Gemstar's charter, by- laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Gemstar by any person; (h) causing a class of securities of Gemstar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Gemstar becoming eligible for termination of a registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         The Company beneficially owns 12,307,464 Ordinary Shares, which represent approximately 6.1% of the Ordinary Shares of Gemstar outstanding on September 30, 1999, as reported on Gemstar's Form 10-Q report for the quarter ended as of September 30, 1999, with this number of Ordinary Shares outstanding adjusted for Gemstar's two-for-one stock split paid in December 1999. On January 30, 1998, the Company agreed to the cancellation of the first of the two warrants to purchase 606,200 Ordinary Shares in exchange for a payment from Gemstar of $12,807,700 or $21.13 per Ordinary Share. In January 1999, the Company exercised the remaining warrant for 606,200 Ordinary Shares, paying Gemstar $10,002,300 or $16.50 per Ordinary Share. In April and May of 1999, the Company sold Ordinary Shares of Gemstar in open market transactions on the New York Stock Exchange as follows:

                             Number of Ordinary                   Price per
    Date of Sale                 Shares Sold                   Ordinary Share
----------------             ------------------                --------------
April 22, 1999                      5,000                         $102.1250
April 23, 1999                     45,000                          100.6000
April 26, 1999                     50,000                          110.0000
April 27, 1999                     25,000                          120.5375
May 6, 1999                        15,000                          125.1000
May 12, 1999                       10,000                          125.0000

         In April 1999, Gemstar's Board of Directors approved a two-for-one stock split in the form of a stock dividend which was paid in May 1999 to shareholders of record as of May 14, 1999.

         In November 1999, Gemstar's Board of Directors approved a second two-for-one stock split in the form of a stock dividend which was paid in December 1999 to shareholders of record as of November 29, 1999.

         The Company shares voting and investment power with respect to all shares reported with Thomson S.A. as the Company's majority shareholder. Thomson S.A., as the majority shareholder of the Company, may be deemed to be the beneficial owner of all of the Ordinary Shares owned by the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Company entered into the Voting Agreement on October 3, 1999.

Item 7. Material to be Filed as Exhibits.

         99.1 Voting Agreement dated October 3, 1999 between TV Guide, Inc. and THOMSON multimedia S.A.(The number of Ordinary Shares beneficially owned by the Company as stated on Schedule 1 to the Voting Agreement does not reflect the sale of 150,000 Ordinary Shares by the Company in April and May of 1999 or the two-for-one stock split paid in December 1999.)

         99.2 Agreement relating to filing of joint statements as required by Rule 13d-1(k).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2000

                                                     THOMSON MULTIMEDIA S.A.


                                                     By:/s/ Jim Meyer
                                                        Jim Meyer
                                                        Senior Executive Vice
                                                        President


                                                         THOMSON S.A.



                                                      By:/s/ Patrice Maynial
                                                         Patrice Maynial
                                                         Corporate Secretary

                                                SCHEDULE A
                                          THOMSON MULTIMEDIA S.A.
                                            EXECUTIVE OFFICERS


NAME                     BUSINESS ADDRESS                 PRINCIPAL                              CITIZENSHIP
                                                          OCCUPATION OR
                                                          EMPLOYMENT (Reported positions
                                                          are with THOMSON multimedia S.A.)

Thierry Breton           46 Quai A. LeGallo               Chairman of the Board and              French
                         92100 Boulogne                   Chief Executive Officer
                         France

Patrice Maynial          46 Quai A. LeGallo               Senior Vice President,                 French
                         92100 Boulogne                   Corporate Secretary and
                         France                           Legal Counsel

Olivier Mallet           46 Quai A. LeGallo               Senior Vice President of               French
                         92100 Boulogne                   Finance
                         France

Olivier Barberot         46 Quai A. LeGallo               Senior Vice President of               French
                         92100 Boulogne                   Human Resources
                         France

Herve                    46 Quai A. LeGallo               Senior Vice President of               French
Hannebicque              92100 Boulogne                   Entrepreneurship
                         France

Christophe               46 Quai A. LeGallo               Senior Executive Vice                  French
Ripert                   92100 Boulogne                   President of SBU Europe
                         France

Jim Meyer                10330 N. Meridian St.            Senior Executive Vice                  American
                         Indianapolis, IN                 President of SBUs Americas,
                         USA                              Multimedia Products and
                                                          New Media Services

Alain Carlotti           1000 Toa Payoh North             Executive Vice President of            French
                         Singapore 31899                  SBU Asia


                                               Page 9 of 22






Al Arras                 10330 N. Meridian St.            Executive Vice President of            American
                         Indianapolis, IN                 SBU Audio and
                         USA                              Communications

Gilles Taldu             46 Quai A. LeGallo               Executive Vice President of            French
                         92100 Boulogne                   SBU Displays and Key
                         France                           Components

John Neville             46 Quai A. LeGallo               Intellectual Property                  American
                         92100 Boulogne                   Coordination (Senior
                         France                           Executive Vice President)

Charles Dehelly          46 Quai A. LeGallo               Senior Executive Vice                  French
                         92100 Boulogne                   President of Operations
                         France                           Coordination

Frank Dangeard           46 Quai A. LeGallo               Senior Executive Vice                  French
                         92100 Boulogne                   President of Corporate
                         France                           Coordination

Michael O'Hara           10330 N. Meridian St.            Senior Vice President of               American
                         Indianapolis, IN                 SBU Americas
                         USA

Enrique                  10330 N. Meridian St.            Vice President of SBU                  Mexican
Rodriguez                Indianapolis, IN                 Multimedia Products
                         USA


                                                    SCHEDULE B
                                              THOMSON MULTIMEDIA S.A.
                                                     DIRECTORS


NAME                     BUSINESS ADDRESS                 PRINCIPAL                              CITIZENSHIP
                                                          OCCUPATION OR
                                                          EMPLOYMENT

Thierry Breton           46 Quai A. LeGallo               Chairman of the Board and              French
                         92100 Boulogne                   Chief Executive Officer of
                         France                           THOMSON multimedia
                                                          S.A.

Emmanuel                 Le Bervil - 12 rue               Section Head, French                   French
Caquot                   Villiot                          Department of Industry
                         Digitip 3
                         75572 Paris Cedex 12
                         France

Jacques-Louis            3, rue d'Anjou                   Professor Emeritus at                  French
Lions                    75008 Paris                      College de France
                         France

Stephane Pallez          139 rue de Berry -               Deputy Director, French                French
                         Teledoc 227                      Department of Treasury
                         75231 Paris Cedex 05
                         France

Marcel Roulet            11, rue d'Anjou                  Former Chairman and CEO                French
                         75008 Paris                      of Thomson S.A., Former
                         France                           Chairman and CEO of
                                                          France Telecom

Frank Dangeard           46 Quai A. LeGallo               Senior Executive Vice                  French
                         92100 Boulogne                   President of THOMSON
                         France                           multimedia S.A., Senior
                                                          Executive Vice President of
                                                          Thomson S.A.

Pierre Cabanes           173, Bd Haussmann                Senior Executive Vice                  French
                         75008 Paris                      President of Thomson S.A.
                         France


                                               Page 11 of 22






Jacques                  54 rue de la Boelie              Secretary General, Alcatel             French
Dunogue                  75008 Paris                      S.A.
                         France

Eddy W.                  2230 East Imperial               Corporate Senior Vice                  American
Hartenstein              Highway                          President of Hughes
                         El Sequndo, CA 90245             Electronics Corporation,
                         USA                              President of DIRECTV

Bernard Vergnes          92977 Paris Le Defense           Chairman of Microsoft,                 French
                         Cedex, France                    Europe

Iwao Shinohara           7-1, Shiba 5-Chome               Senior Vice President of               Japanese
                         Minato-Ku Tokyo 108-             NEC Corporation
                         01 - Japan

Gerard                   46 Quai A. LeGallo               General Manager, Europe                French
Meymarian                92100 Boulogne                   TV Profit Center,
                         France                           THOMSON multimedia
                                                          S.A.

Jean de Rotalier         46 Quai A. LeGallo               Sales Planning Manager of              French
                         92100 Boulogne                   THOMSON multimedia
                         France                           S.A.

Catherine                46 Quai A. LeGallo               Financial Controller of                French
Cavallari                92100 Boulogne                   THOMSON multimedia
                         France                           S.A.

                                                    SCHEDULE C
                                                   THOMSON S.A.
                                                EXECUTIVE OFFICERS

NAME                     BUSINESS ADDRESS                 PRINCIPAL                              CITIZENSHIP
                                                          OCCUPATION OR
                                                          EMPLOYMENT

Thierry Breton           173 Boulevard                    Chairman and Chief                     French
                         Haussmann, 75008                 Executive Officer of
                         Paris, France                    Thomson S.A.

Pierre Cabanes           173 Boulevard                    Senior Executive Vice                  French
                         Haussmann, 75008                 President of Thomson S.A.
                         Paris, France

Frank Dangeard           46 Quai A. LeGallo               Senior Executive Vice                  French
                         92100 Boulogne                   President of Thomson S.A.
                         France

Patrice Maynial          46 Quai A. LeGallo               Corporate Secretary of                 French
                         92100 Boulogne                   Thomson S.A.
                         France


                                                SCHEDULE D
                                               THOMSON S.A.
                                                 DIRECTORS


NAME                     BUSINESS ADDRESS                 PRINCIPAL                              CITIZENSHIP
                                                          OCCUPATION OR
                                                          EMPLOYMENT

Thierry Breton           46 Quai A. LeGallo               Chairman of the Board and              French
                         92100 Boulogne                   Chief Executive Officer of
                         France                           THOMSON multimedia
                                                          S.A.

Jean-Paul                26, Bd. Victor                   Adjoint au Delegue General             French
Gillyboeuf               00460 Paris Armees               pour l'Armement
                         France                           Delegation Generale pour
                                                          l'Armement (French
                                                          government)

Jean-Pierre              31/33 rue de la                  Directeur aupres du                    French
Noblanc                  Federation 75752 Paris,          President de CEA Industrie,
                         Cedex 15                         charge des Composants
                         France                           President du Conseil de
                                                          Surveillance de SGS-
                                                          THOMSON (Semiconductor
                                                          company)

Paul Hamon               17, Boulevard Gaston-            Operateur for Thomson                  French
                         Birge                            Television Angers, a
                         BP 826                           subsidiary of Thomson S.A.
                         49808 Anges Cedex
                         France

Serge Bourget            17, Boulevard Gaston-            Analyste programmer,                   French
                         Birge                            Thomson Television Angers,
                         BP 826                           a subsidiary of Thomson
                         49808 Anges Cedex                S.A.
                         France


                                               Page 14 of 22






M. Didier                Le Bervil - 12 rue               Ministere De L'Economie,               French
Bureau                   Villiot                          Des Finances Et De
                         DIGITIP 3                        L'Industrie - Secretariat A
                         75572 Paris Cedex 12             L'Industrie (French
                         France                           Government)

M. Michel Colin          16, avenue de Saint-             Tresoner Payeur General des            French
                         Cloud                            Yvelines
                         78018 Versailles Cedex           Tresorere Generale Des
                         France                           Yvelnes (French
                                                          Government)

M. Jerome Haas           139 rue de Bercy -               Sous-Directeur au Service              French
                         Teledoc 227                      des Participations a la
                         75572 Paris Cedex 12             Direction du Tresor
                         France                           Ministere De L'Economie,
                                                          Des Finances Et De
                                                          L'Industrie (French
                                                          Government)

M. Guy de                139 rue de Berch -               Chef de Service                        French
Monchy                   Teledoc 653                      Direction de la Prevision
                         75572 Paris Cedex 12             Ministere De L'Economie,
                         France                           Des Finances Et De
                                                          L'Industrie (French
                                                          Government)

M. Marc Tessier          7 Esplanada Henri de             President de FRANCE                    French
                         France                           Television (television
                         75907 Paris Cedex 165            broadcasting company)
                         France

M. Thierry               2 rue Pilet-Will                 Directeur General du G.A.N.            French
Aulagnon                 75009 Paris                      Direction Generale Deleguee
                         France                           Finances et Logistique

M. Bernard               Domaine de Voluceau              President Directeur General            French
Larrouturou              Rocquencourt - BP 105            de INRIA (French
                         78153 Le Chesnay                 Government)
                         Cedex, France


                                               Page 15 of 22






M. Guy de                Bureau 59A64 - 68                President Directeur General            French
Panafieu                 route de Versailles              du Groupe BULL (computer
                         BP 434                           equipment and information
                         78434 Louveciennes               services company)
                         Cedex, France

M Ervin                  Direction des Grandes            Membre du Cornite de                   French
Rosenberg                Entreprises                      Direction Generale de la
                         2 rue Laffitte                   B.N.P. (financial institution)
                         75450 Paris Cedex 09

M. Jean-Marie            46, Quai Alphonse Le             Representant des salaries              French
Duboc                    Gallo                            Thomson Multimedia S.A.
                         92100 Boulogne
                         France

M. Alain                 Route de Dole                    Representant des salaries              French
Rocoplan                 21110 Genlis                     Thomson Tubes & Display
                         France

M. Gilles Bujot          Rue Du Gatinais                  Representant des salaries              French
                         BP 3                             Thomson Videoglass
                         77167 Bagneaux Sur
                         Long
                         France

M. Berirand Le           14 rue Saint-Dominque            Controleur General des                 French
Menestrel                00450 Paris Armees               Armees
                         France                           Groupe de Controle des
                                                          Services et des Industries
                                                          d'Armement (French
                                                          Government)

M. Thierry Colin         Tour Franatome                   Commissaire aux Comptes                French
                         Cedex 16                         titulaire
                         92084 Paris La Defense           Cabinet Mazars & Guerard
                         France                           (French Government)

M. Christian             41 rue Ybry                      Commissaire aux Comptes                French
Chiarasini               92576 Neuilly Sur Seine          titulaire
                         Cedex, France                    Cabinet Barbier Frinault &
                                                          Autres (French Government)


                                               Page 16 of 22






M. Patrick de            Tour Framatome                   Commissaire aux Comptes                French
Cambourg                 Cedex 16                         suppleant
                         92084 Paris La Defense           Cabinet Mazars & Guerard
                         France                           (French Government)

M. Alain                 41, rue Ybry                     Commissaire aux Comptes                French
Grosmahn                 92576 Neully Sur Seine           suppleant
                         Cedex, France                    Cabinet Barbier Frinault &
                                                          Autres (French Government)

                                               Page 17 of 22